Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

Omega Healthcare Investors, Inc.

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(in thousands)
Net income	$172,521		$221,349		$233,315		$383,367		$104,910
Interest expense (1)	92,048		126,869		183,208		175,561		220,243
Income before fixed charges	$264,569		$348,218		$416,523		$558,928		$325,153

Capitalized interest	$190		$—		$3,701		$6,594		$7,991
Interest expense (1)	92,048		126,869		183,208		175,561		220,243
Total fixed charges	$92,238		$126,869		$186,909		$182,155		$228,234
Earnings / fixed charge coverage ratio	2.9	x	2.7	x	2.2	x	3.1	x	1.4	x

(1)	Includes interest refinancing costs, gains and losses on refinancing and amortization of deferred financing costs.

OHI Healthcare Properties Limited Partnership

	Year Ended December 31,
	2013	2014	2015 (3)		2016		2017
	(in thousands)
Net income	$—	$—	$190,263		$383,367		$104,910
Interest expense (2)	—	—	140,119		175,561		220,243
Income before fixed charges	$—	$—	$330,382		$558,928		$325,153

Capitalized interest	$—	$—	$3,681		$6,594		$7,991
Interest expense (2)	—	—	140,119		175,561		220,243
Total fixed charges	$—	$—	$143,800		$182,155		$228,234
Earnings / fixed charge coverage ratio	—	—	2.3	x	3.1	x	1.4	x

(2)	Includes interest refinancing costs, gains and losses on refinancing and amortization of deferred financing costs.

(3)	The period is from April 1, 2015 (Aviv Merger date) through December 31, 2015.